SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-16999

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

1809 Walnut Street

Philadelphia, PA 19103

URBAN OUTFITTERS 401(k) SAVINGS PLAN

YEAR ENDED DECEMBER 31, 2002

Independent Auditor’s Report

To the Participants and Administrator of

Urban Outfitters 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held for investment purposes at end of year at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The information in the schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary & Quinn, P.C.

King of Prussia, Pennsylvania

May 23, 2003

URBAN OUTFITTERS 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002		2001
ASSETS
Investments, at fair value:
Urban Outfitters, Inc. common stock	$1,613,675	(a)	$1,826,824	(a)
Pooled shares of registered investment companies:
American Century Equity Growth Fund	93,137		51,772
American Century GNMA Fund	148,627		67,066
American Century Income and Growth Fund	166,596		109,941
American Century Ultra Fund	129,045		82,516
BlackRock Index Equity Class A Fund	232,337		161,869
BlackRock Money Market Fund	1,581,008	(a)	1,246,863	(a)
BlackRock Small Cap Growth Equity Class A Fund	87,604		76,145
Fidelity Advisor Government Investment Fund	167,219		79,483
Janus Adviser Capital Appreciation Fund	461,732	(a)	371,241	(a)
Janus Adviser Growth and Income Fund	422,446	(a)	344,835	(a)
Janus Adviser Growth Fund	283,056		246,065
Janus Adviser Worldwide Fund	322,077	(a)	259,008	(a)
Participant loans	125,642		83,876

	5,834,201		5,007,504

Contributions receivable:
Participants	55,617		48,614
Employer	10,714		9,397

	66,331		58,011

Total assets	5,900,532		5,065,515

LIABILITIES
Liabilities:
Accrued administrative fees	18,125		16,752
Refundable contributions	99,213		88,724

Total liabilities	117,338		105,476

Net assets available for benefits	$5,783,194		$4,960,039

(a)	represents 5% or more of net assets available for benefits

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2002	2001
ADDITIONS
Additions (subtractions) to net assets attributed to:
Investment income, interest and dividends	$41,427	$53,546
Net appreciation (depreciation) in fair value of investments	(500,122)	919,719

	(458,695)	973,265

Contributions:
Participants	1,599,816	1,365,535
Employer	316,397	271,833
Rollovers from other plans	80,201	144,837

	1,996,414	1,782,205

Total additions	1,537,719	2,755,470

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	664,506	397,381
Administrative expenses	50,058	37,841

Total deductions	714,564	435,222

Net increase	823,155	2,320,248

Net assets available for benefits:
Beginning	4,960,039	2,639,791

Ending	$5,783,194	$4,960,039

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002 and 2001

1.	Description of Plan:

The following description of Urban Outfitters, Inc. (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution 401(k) plan covering all employees who have completed six months of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Participants may elect to contribute 1% to 20% (increased to 25% effective July 1, 2003) of their eligible compensation, as defined, to the Plan, subject to certain limitations as outlined in the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation). To be eligible for employer contributions, a participant must have completed one year of continuous service. For the years ended December 31, 2002 and 2001, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Participant accounts:

Each participant’s account is credited with the participant’s elective and rollover contributions and an allocation of Plan investment earnings and the Company’s contribution, and charged with withdrawals and distributions and a share of Plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Effective July 1, 1999, for other than non-participant directed holdings of Urban Outfitters, Inc. common stock as of June 30, 1999 and Company discretionary contributions which will be used to purchase Urban Outfitters, Inc. common stock, participants are able to direct the investment of their accounts, including the purchase of additional shares of Urban Outfitters, Inc. common stock. Effective January 1, 2003, participants may direct previously non-directed Urban Outfitters, Inc. common stock into any Plan investment. Participants may change their self-directed investment options at any time.

Vesting:

Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service on account of retirement, death or disability.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002 and 2001

1.	Description of Plan (continued):

Forfeitures:

Forfeited Company contributions are used first to pay the administrative expenses of the Plan and then to reduce the Company’s contributions for such plan year. Forfeitures of $51,032 in 2002 and $9,601 in 2001 were used to pay administrative expenses of the plan and reduce employer contributions. Net assets available for benefits include forfeited balances of approximately $18,000 at December 31, 2002 and $34,000 at December 31, 2001.

Participant loans:

Participants may borrow from their vested accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of benefits:

A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested. A participant whose vested account exceeds $5,000 may elect to defer the payment of benefits until April 1 of the calendar year following the attainment of age 70½.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. stock.

Participants, upon attainment of age 59½, may elect to receive in-service distributions. Hardship withdrawals are also permitted.

Plan assets allocated to the accounts of persons who have terminated employment with the Company but have not withdrawn from the Plan approximated $765,000 at December 31, 2002 and $620,000 at December 31, 2001.

2.	Summary of significant accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002 and 2001

2.	Summary of significant accounting policies (continued):

Payment of benefits:

Benefits are recorded when paid.

Valuation of investments:

The Plan’s investments are stated at fair value and are maintained by PNC Bank, N.A. Urban Outfitters, Inc. common stock is stated at fair value using quoted market prices from a national securities exchange. Pooled shares of registered investment companies are valued at fair value and represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

Investments subject the Plan to a concentration of market risk. Investments are subject to market volatility which could have a material effect on participant account balances.

Net appreciation (depreciation) in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative expenses:

The Company provides participant data services to the Plan at no charge. The Plan pays all administrative expenses.

Reclassification:

Certain items included in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3.	Net appreciation (depreciation) in fair value of investments:

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2002	2001
Urban Outfitters, Inc. common stock:
Participant-directed	$(16,249)	$247,869
Nonparticipant-directed	(17,836)	982,525
Registered investment companies	(466,037)	(310,675)

	$(500,122)	$919,719

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 and 2001

4.	Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,
	2002	2001
Urban Outfitters, Inc. common stock	$1,266,165	$1,441,275

	Year ended December 31,
	2002	2001
Changes in net assets:
Net appreciation (depreciation)	$(17,836)	$982,525
Benefits paid to participants	(148,146)	(62,103)
Transfer of pre July 1, 1999 forfeitures to other funds	(9,128)	(28,881)

	$(175,110)	$891,541

5.	Excess contributions:

Contributions received from participants for 2002 and 2001 have been reduced by, and refundable contributions at December 31, 2002 and 2001 include, $99,213 refunded in March 2003 and $88,724 refunded in March 2002 to return excess deferral contributions to certain active participants in order to satisfy the relevant nondiscrimination provisions of the Plan.

6.	Plan termination:

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002 and 2001

7.	Tax status:

The Plan has not yet received a determination letter from the Internal Revenue Service stating that the plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the plan administrator and the Plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the financial statements	$5,783,194	$4,960,039
Amounts allocated for refundable contributions	99,213	88,724

Net assets available for benefits per Form 5500	$5,882,407	$5,048,763

The following is a reconciliation of participant contributions per the financial statements to Form 5500:

	Year ended December 31,
	2002	2001
Participant contributions per the financial statements	$1,599,816	$1,365,535
Add: Amounts allocated for refundable contributions at December 31	99,213	88,724

Participant contributions per Form 5500	$1,699,029	$1,454,259

Amounts reported as refundable contributions at December 31, 2001 in the amount of $88,724 are reflected as corrective distributions on the income and expense statement in the 2002 Form 5500.

Amounts allocated for refundable contributions to certain participants of the Plan were recorded as a liability of the Plan at December 31, 2002 and 2001, because they had not been paid as of those dates.

Plan Name: Urban Outfitters 401(k) Savings Plan	Plan Number: 002
Plan Sponsor: Urban Outfitters, Inc.	EIN: 23-2003332

Schedule of Assets Held for Investment Purposes at End of Year December 31, 2002 Attachment for Schedule H, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

***	Urban Outfitters, Inc.	Common stock	965,930	1,613,675
***	PNC Bank	Pooled American Century Ultra Fund	161,666	129,045
***	PNC Bank	Pooled American Century Income and Growth Fund	204,986	166,596
***	PNC Bank	Pooled American Century GNMA Fund	145,829	148,627
***	PNC Bank	Pooled American Century Equity Growth Fund	112,778	93,137
***	PNC Bank	Pooled Fidelity Advisor Government Investment Fund	160,061	167,219
***	PNC Bank	Pooled Janus Adviser Capital Appreciation Fund	521,476	461,732
***	PNC Bank	Pooled Janus Adviser Growth Fund	355,416	283,056
***	PNC Bank	Pooled Janus Adviser Growth and Income Fund	494,988	422,446
***	PNC Bank	Pooled Janus Adviser Worldwide Fund	397,551	322,077
***	PNC Bank	Pooled BlackRock Index Equity Class A Fund	278,770	232,337
***	PNC Bank	Pooled BlackRock Money Market Fund	1,581,008	1,581,008
***	PNC Bank	Pooled BlackRock Small Cap Growth Equity Class A Fund	102,960	87,604
	Participant loans	Prime + 1%	0	125,642

***	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN OUTFITTERS 401(K) SAVINGS PLAN

Date: June 27, 2003	By:	/s/ STEPHEN A. FELDMAN
Stephen A. Feldman Plan Administrator

Exhibit Index

Exhibit 23.1	Consent of Independent Auditors

Exhibit 99.1	Certification of the President (Principal Executive Officer) of Urban Outfitters, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 regarding facts and circumstances relating to the Exchange Act filings.

Exhibit 99.2	Certification of the Chief Financial Officer (Principal Executive Officer) of Urban Outfitters, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 regarding facts and circumstances relating to the Exchange Act filings.